July 6, 2010

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:  Adams Resources & Energy, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 23, 2010
        File No. 1-07908

Dear Mr. Schwall:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2010 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

We respectfully submit that, as our responses below indicate, we do not believe that an amendment to the 2009 Form 10-K is necessary or should be required in connection with the staff’s comments.  We plan to adjust disclosures in future filings as noted in this response letter.

General

Comment 1

We direct your attention to Item 601(b)(10) of Regulation S-K.  Please confirm that all material contracts have been filed.  We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your total revenues and accounts receivable.  If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Response 1

Based on our review of Item 601(b)(10) of Regulation S-K, we believe that we are in compliance with the Commission’s requirements regarding material contracts.  All contracts with customers from whom we derive 10 percent or more of total revenues and accounts receivable have been made in the ordinary course of business and our business is not substantially dependent upon the continuation of these contracts.  Our understanding is that Item 601(b)(10)(i) provides for furnishing contracts that are not made in the ordinary course of business.  We believe Item 601(b)(10)(ii) provides an exemption to filing ordinary course of business contracts, unless one of the four exceptions noted is met.  Given the nature of the contracts in question, the only exception that requires further analysis is “(B) Any contract upon which the registrant’s business is substantially dependent, …”.

The relevant contracts are for sales of crude oil to domestic refiners, which represent sales in the ordinary course of business for our Gulfmark subsidiary.  Crude oil is a fungible commodity and the total volume of crude oil sold by us is insignificant relative to the size of the industry.  As disclosed in our 2009 Form 10-K on page 16, our crude oil marketing operation is handling approximately 66,100 barrels a day of crude oil which is sold to the U.S. domestic refining industry.  Domestic refinery consumption of crude oil is approximately 15 million barrels per day.  At approximately 0.4% of the domestic market supply, alternative customers are readily available for our product.  Therefore, we believe there is a ready market with multiple customers for any crude oil we contract to sell, and the loss of any one or more customers would not have any substantial impact on our business.

Comment 2

We note that you incorporate by reference Part III of your Form 10-K from your proxy statement for the annual meeting of stockholders to be held May 19, 2010, and that the proxy statement was not filed until after 120 days from the end of your fiscal year.  Please address the late filing of the 10-K or discuss how your 10-K was timely filed.  Please address any implication to the company in the event its 10-K was not timely filed.

Response 2

Our records indicate that on April 15, 2010 we made two Edgar test filings of our Schedule 14A Proxy Statement.  Our intent was for the second filing to be a final version, but such did not occur due to a technical uploading error to the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) system.  This error was detected and corrected on May 13, 2010.

Upon detection, we considered the necessity of filing an amendment to our 10-K to incorporate the information in Items 10-14.  We concluded that an amendment to our 10-K would provide no incremental benefit as (1) with the filing of our final proxy, all relevant information was now in the public domain and (2) we have no bank debt or other forms of debenture obligations; we have no stock options or stock warrants outstanding; and we have no deferred compensation plans.    We understand from our legal counsel that this error could potentially impair our seasoned issuer status and preclude us from using Form S-3 for a future securities offering, however, we have no history of such offerings and do not expect to require such offerings in the foreseeable future.  Accordingly, we believe that this deficiency was cured as soon as we filed the final version of our proxy and respectfully submit that filing an amendment to our 2009 Form 10-K provides no additional information or benefit to investors.

Fluctuations in the Oil and Gas Prices Could Have an Effect on the Company, page 9; and Fluctuations in Commodity Prices Could Have an Adverse Effect on the Company, page 11:

Comment 3

We note that each of these risk factors discuss similar, if not the same risk to the company.  Please revise to consolidate the two risk factors to ensure that your risk factor discussion is concise and organized logically.  See Item 503(c) of Regulation S-K.

Response 3

We agree that these disclosures are repetitive.  Therefore the discussions on page 11 under “Fluctuations in Commodity Prices could have an adverse effect on the Company” will be deleted in our future filings on Form 10-K beginning with our 2010 filing.

Management’s Discussion and Analysis

Results of Operations, page 16

Comment 4

We note the difference in operating earnings for your crude oil segment from 2008 to 2009 is $19,949,000.  Further, you state that the change in operating earnings was due to (1) inventory related gains and losses, accounting for $17,580,000 of the difference, and (2) the reduced price for diesel fuel in 2009, accounting for $2,700,000 of the difference.  Please include disclosure regarding the remaining $2,369,000 difference in operating earnings from 2008 to 2009.

Response 4

We agree with your statement that the change in crude oil operating earnings from 2008 to 2009 was $19,949,000 and that $17,580,000 was attributable to inventory gains and losses.  The remaining amount to be explained is $2,369,000 ($19,949,000 less $17,580,000); of which we identified $2.7 million from reduced diesel prices.  The remaining unexplained change is $331,000 ($2,700,000 less $2,369,000).

Comment 5

Please address the growth in your accounts receivable despite the significant decline in revenues.

Response 5

Revenues are a function of the average of prices realized throughout the year, while the accounts receivable balance at December 31 reflects average commodity prices for the month of December only.  The substantial majority, if not all, of the Company’s crude oil sales contracts settle in the month after delivery.  As a consequence, accounts receivable as of year-end reflect December deliveries that will subsequently settle in the month of January.

As disclosed on page 16, crude oil prices as of December 2009 were $75 as compared to $41 in December 2008.  Since December 2009 prices were higher than December 2008 prices, accounts receivable as of December 31, 2009 were comparatively elevated relative to December 31, 2008.

For revenues, the annual average price in 2008 of $99.72/barrel for crude oil (as disclosed in Item 7. Results of Operations) exceeded the annual average price in 2009 of $58.32 per barrel.  Therefore, 2008 revenues were elevated as compared to 2009.

Concentration of Credit Risk, page 43

Comment 6

We note you had three customers in 2009, one customer in 2008, and two customers in 2007, from which you derived more than 10% of your total revenues and accounts receivable.  Please expand your disclosure to provide the names of these major customers, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required.

Response 6

Item 101(C)(1)(vii) of Regulation S-K  requires registrants to provide the  name of any customer and its relationship, if any, with the registrant or its subsidiaries, if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. [Emphasis added]

As discussed in Response 1 above, we do not believe the loss of these 10 percent customers would have a material adverse effect on our operations.  As disclosed in our 2009 Form 10-K on page 16, our crude oil marketing operation is handling approximately 66,100 barrels a day of crude oil which is sold to the U.S. domestic refining industry.  Domestic refinery consumption of crude oil is approximately 15 million barrels per day.  At approximately 0.4% of the domestic market supply, alternative customers are readily available for our product.

Financial Statements

Note 10 – Oil and Gas Producing Activities, page 47

Comment 7

Please revise the table in which you present various components of the standardized measure of discounted future net cash flows on page 49 to include future income taxes and total future net cash flows before the discount to comply with FASB ASC paragraph 932-235-50-31(c) and (d).

Also explain why your estimate of future net revenues from proved reserves as of December 31, 2009 does not agree with the corresponding measure appearing in the Ryder Scott Company, L.P. report at Exhibit 99.1.

Response 7

We acknowledge your comment and respectfully propose to comply with this requirement in future filings (beginning with our 2010 filing on Form 10-K) by providing supplemental footnote disclosure of the undiscounted tax impact so as to provide all potentially relevant information to our financial statement users.  Our suggested disclosure format would be as follows (the amounts presented below represent 2009 amounts from our Form 10-K):

Future net cash flows before income taxes	$25,034
Discount at 10% per annum	(10,719)
Discounted future net cash flows before income tax	14,315
Future income taxes of $8,760, net of discount of $3,750 at 10%	(5,010)
Standardized measure of discounted future net cash flows	$9,305

With respect to reconciling Exhibit 99.1 to our footnote disclosure, we note an immaterial rounding difference of $1,000.   Our footnote discloses future net cash flows before income taxes with a total value of $25,034,000.  Exhibit 99.1 discloses “Future Net Income” with an identified value of $25,035,000.  The difference in the $25,034,000 figure used in the body of our filing versus the $25,035,000 figure used in Exhibit 99.1 was caused by rounding.  Beginning with our 2010 filings on Form 10-K we will eliminate rounding differences and verify consistency between our 10-K and Exhibit 99.1 with respect to pre-tax amounts.

Estimated Oil and Natural Gas Reserves, page 48

Comment 8

Please modify your Summary of Oil and Gas Reserves at Fiscal Year End table to include disclosure of proved undeveloped reserves pursuant to Item 1202(a) of Regulation S-K.

Response 8

We believe all the required information is disclosed in our current filing.  Information regarding proved undeveloped reserves is provided in a non-tabular format immediately below the summary table on page 48 of our 2009 filing on Form 10-K.  We did not have proved undeveloped reserves prior to the fourth quarter of 2009.   However, beginning with our 2010 filing on Form 10-K, we will add a header and table as follows, using the then current data:

A summary of oil and gas reserves for the fiscal year ended December 31, 2009 is presented below. All reserves are in the United States. (In thousands)

	Natural
	Gas	Oil
	(Mcf’s)	(bbls)
Proved developed	6,295	242
Proved undeveloped	953	-

Total proved	7,248	242

Comment 9

Further, if applicable, please include material changes to your proved undeveloped reserves and progress made during the year to convert proved undeveloped reserves to proved developed reserves pursuant to Item 1203 of Regulation S-K.

Response 9

Prior to the fourth quarter of 2009, we had no proved undeveloped reserves.  We note on page 48 of our 2009 filing on Form 10-K that proved undeveloped reserves added during the year were attributable to quantities resulted from fourth quarter 2009 drilling.  Beginning with our 2010 filing on Form 10-K our disclosure will discuss material changes and the progress to convert such reserves to developed status if such amounts are material.

Controls and Procedures, page 51

Comment 10

We note that “[your] internal control over financial reporting is a process designed [] to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States,” but, “[b]ecause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.”  Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your internal control over financial reporting.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response 10

We believe our disclosure complies with the requirements of SEC Release No. 33-8238.  On page 51 of our 2009 filing on Form 10-K, under the section labeled “Management’s Report on Internal Control Over Financial Reporting,” we made the following statement in paragraph 3, “Based on this assessment, management concluded that it maintained effective internal control over financial reporting as of December 31, 2009”.  Our Chief Executive Officer and Chief Financial Officer were part of management that reached this conclusion.  To improve clarity, beginning with our second quarter 2010 filing on Form 10-Q we will enhance our disclosure by noting that internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers.  In addition, we will clarify that our principal executive and principal financial officer concluded as to the effectiveness of our controls utilizing wording similar to the following:

We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Securities Exchange Act (“Exchange Act”) Rules 13a-15(e) and 15d-15(e).  Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded the disclosure controls and procedures as of the end of the period covered by this report are effective to ensure information required to be disclosed by us in our Exchange Act filings is recorded, processed, summarized, and reported within the periods specified in the Securities and Exchange Commission’s rules and forms.

Comment 11

Please include an attestation report of your registered public accounting firm on the internal control over financial reporting pursuant to Item 308(b) of Regulation S-K.

Response 11

The aggregate market value of our voting and non-voting common equity held by non affiliates as of the close of business on June 30, 2009 was $35,874,679 and as such, we are not required to have an internal control attestation report from our independent registered public accounting firm.  Accordingly, we did not engage our independent registered public accounting firm to complete an attestation with respect to internal control over financial reporting

Exhibit 99.1

Comment 12

We note that you have identified a third party engineering firm, Ryder Scott Company, L.P. as having prepared the reserve estimates that you have disclosed and see that you have attached a report from that firm as an exhibit to your filing.  Revise the report to comply the following items under Item 1202(a)(8) of Regulation S-K.

•	A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report.

•	A discussion of the possible effects of regulation on your ability to recover the reserves.

•	A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

•	A brief summary of the engineer’s conclusions with respect to the reserve estimates.

Response 12

Ryder Scott Company, L.P. (“Ryder Scott”) is a well established third party engineering firm with many clients.  We have forwarded your comments to Ryder Scott and understand that they are in current ongoing discussion with the SEC regarding the format and information to be provided in their letters for registrants.  As your comment addresses issues that are relevant to the industry as a whole, we respectfully propose that no modifications be made to our 2009 filing Form 10-K at this time and that changes be made on a prospective basis, beginning with our 2010 filing on Form 10-K, based on the results of the Commission’s discussion with Ryder Scott.

With respect to our 2009 filing, we do not believe that amendments to our 10-K, with respect to oil and gas disclosures, would be material to the users of our financial statements.  Our oil and gas reserve related business is the smallest segment of our operation, representing only .4% of revenues and 22% of pre-tax operating earnings.  Further, our standardize measure of total discounted future net cash flows from oil and gas reserve at only $9,305,000 is a relatively insignificant amount compared to our overall scope of operation.  For instance, available cash balances alone were $16 million at December 31, 2009.

 Comment 13

We note that Ryder Scott Company, L.P. refers to offshore Louisiana properties when identifying the various locations of your reserves.  Please tell us why you do not discuss these properties within your Form 10-K.

Response 13

We have a small non-operated working interest in four producing wells in the shallow waters offshore Louisiana.  Total gross revenues form these wells was only $351,000 in 2009.  We deliberately did not mention this interest because it is immaterial and to do so might imply a greater scope to our operation than presently exists.

Comment 14

We note the closing paragraph of the report prepared by Ryder Scott Company, L.P. states in part that the report “was prepared for the exclusive use and sole benefit Adams Resources Exploration Corporation and may not be put to other use without our prior written consent for such use.”

Response 14

Please refer to our response to Comment 12 above.

Comment 15

As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response 15

Please refer to our response to Comment 12 above.

In closing, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions at (713) 881-3609.

Very truly yours,

By /s/Richard B. Abshire
Richard B. Abshire
Chief Financial Officer